Exhibit 99.1

Therapix Biosciences Issues $1,500,000 Convertible Debenture

TEL AVIV, Israel, Nov. 26, 2018 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (NASDAQ: TRPX) a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announces that the Company has entered into a securities purchase agreement in a private placement with YA II PN Ltd. (the “Investor”), a fund managed by Yorkville Advisors Global, for up to $2.5 million in principal amount of unsecured convertible debentures (the “Debentures”).  Interest on the Debentures will accrue at a rate of 5% per annum and is payable upon the maturity date of the Debentures, being 12 months from the issuance of each Debenture. The first tranche of $1.5 million of the Debentures was issued on November 23, 2018 and the Investor will receive 9,171 ADSs of the Company as a commitment fee. Two other tranches of $500,000 each of the Debentures shall be purchased by the Investor conditional on the passage of time and/or certain triggering events, including, among others, the earlier of the termination of the previously announced acquisition of the Company by FSD Pharma Inc. and March 1, 2019. The Company shall pay the Investor additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company.

From and after the date of issue of the Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of the holder, into ADSs of the Company at the lower of $7.00 or 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the conversion date.

In addition, upon the consummation of the previously announced acquisition of the Company by FSD Pharma Inc., the Debentures will automatically convert into shares of FSD Pharma Inc. as if the Debentures had previously been converted into ADSs at $7.00 per ADS. The Investor has agreed to vote all ordinary shares (including those underlying ADSs) that it holds as of an applicable record date in favour of the acquisition of the Company by FSD Pharma Inc.

Provided that the ADSs are trading below $7.00 per ADS, the Company has the right to redeem the Debentures at 110% of the principal amount of the Debentures plus accrued interest.

The Investor has certain registration rights relating to the ADSs to be issued upon conversion of the Debentures.

The Company intends to use the proceeds of the issuance of the Debentures to continue its pipeline development programs and for ongoing corporate purposes.

The Debentures and the ordinary shares issuable on conversion thereof have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities law. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.  The Company has granted the holder of the Debenture registration rights requiring the Company to register the ADSs of the company issuable upon conversion of the Debenture shall be deposited under the Securities Act and applicable state securities laws.

About Therapix Biosciences (Nasdaq: TRPX):
Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements in this press release include statements regarding the proposed FSD transaction. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix Biosciences Ltd.’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Oz Adler, CFO
Oz@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com